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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43882

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GBM International, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2700 Post Oak Blvd., Suite 1110
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jose Macouzet	281-745-9100	macouzet@gbms.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EEPB, P.C.
(Name – if individual, state last, first, and middle name)

2950 North Loop West Freeway, Suite 1200	Houston	Texas	77092
(Address)	(City)	(State)	(Zip Code)

11/5/2023	879
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jose Macouzet_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _GBM International, Inc._____, as of __December 31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President/General Principal

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GBM INTERNATIONAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF PORTFOLIO INVESTMENTS, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

December 31, 2025

C O N T E N T S

PAGE
NUMBER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.......3

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION...4

STATEMENT OF INCOME 5

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS 6

STATEMENT OF STOCKHOLDER'S EQUITY...7

STATEMENT OF CASH FLOWS 8

NOTES TO FINANCIAL STATEMENTS 9-21

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE
COMMISSION 22

OTHER INFORMATION

GBM INTERNATIONAL, INC EXEMPTION REPORT 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.........................24



eepb

Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Shareholders
of GBM International, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GBM International, Inc. as of December 31, 2025, the related statements of income, changes in subordinated borrowings, stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GBM International, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GBM International, Inc.'s management. Our responsibility is to express an opinion on GBM International, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GBM International, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by Board of Directors and Shareholders, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 and Statement of Omitted Supplemental Data have been subjected to audit procedures performed in conjunction with the audit of GBM International, Inc.'s financial statements. The supplemental information is the responsibility of GBM International, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 and Statement of Omitted Supplemental Data are fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB

EEPB

We have served as GBM International, Inc.'s auditor since 2007.

Houston, Texas

March 26, 2026

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

GBM INTERNATIONAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 2,379,220
Cash deposits held by clearing brokers, restricted	12,431
Securities deposits held by clearing brokers, restricted	260,105
Receivable from employees	21,000
Commissions receivable	53,136
Securities owned - marketable, at market value	6,582,574
Receivables from affiliates	180,777
Other assets	103,488
TOTAL CURRENT ASSETS	9,592,731
Property and equipment, net	12,597
Operating lease, right-of-use-asset	246,244
TOTAL ASSETS	$ 9,851,572

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$ 959,796
Payable to affiliates	143,319
Lease liability (short-term)	55,546
State tax payable	4,171
TOTAL CURRENT LIABILITIES	1,162,832
Lease liablility (long-term)	217,435
TOTAL LIABILITIES	1,380,267

STOCKHOLDER'S EQUITY

Common stock, no par value; 1,000 shares authorized; 725 shares issued and outstanding	-
Additional paid in capital	-
Retained earnings	8,471,305
TOTAL STOCKHOLDER'S EQUITY	8,471,305
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 9,851,572

The accompanying notes are an integral
part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUE

Comission income	$ 7,159,658
Interest and dividends	25,366
Other income, including trading gains and losses	317,443
TOTAL REVENUE	7,502,467

EXPENSES

Employee compensation and benefits	3,257,783
Clearing, execution and commission fees	1,153,105
Research and terminal usage fees	215,166
General and administrative	751,967
Legal fees	16,863
Regulatory fees	36,900
Professional fees	386,792
Interest expense	31,517
Depreciation expense	9,635
TOTAL EXPENSES	5,859,728
INCOME BEFORE INCOME TAXES	1,642,739
PROVISION FOR INCOME TAXES	(351,299)
NET INCOME	$ 1,291,440

The accompanying notes are an integral
part of these financial statements.

GBM INTERNATIONAL, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2025

BALANCE AT DECEMBER 31, 2024	$	-
Proceeds from subordinated notes		-
Payment of subordinated notes		-
BALANCE AT DECEMBER 31, 2025	$	-

The accompanying notes are an integral
part of these financial statements.

GBM INTERNATIONAL, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Shares	Additional Paid-In Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2024	725	$ -	$ 8,159,865	$ 8,159,865
Distributions	-	-	(980,000)	(980,000)
Net income	-	-	1,291,440	1,291,440
BALANCE AT DECEMBER 31, 2025	725	$ -	$ 8,471,305	$ 8,471,305

The accompanying notes are an integral
part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,291,440
Adjustments to reconcile net income		
to cash provided by operating activities:		
Depreciation		9,635
Non-cash operating lease expense		168,091
Changes in operating assets and liabilities		
Deposits held by clearing brokers, restricted		74,664
Securities owned at market value		(475,629)
Receivable from employees		25,000
Receivable from affiliates		(72,261)
Receivable from income tax		10,312
Commissions receivable		16,952
Other assets		(27,431)
Accounts payable and accrued liabilities		267,534
State tax liablity		167
Operating lease liability		(164,282)
Payable to affiliates		(16,624)
NET CASH PROVIDED BY		
OPERATING ACTIVITIES		1,107,568
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(18,796)
NET CASH USED IN		
INVESTING ACTIVITIES		(18,796)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution		(980,000)
NET CASH USED IN		
FINANCING ACTIVITIES		(980,000)
NET INCREASE IN CASH AND		
CASH EQUIVALENTS		108,772
CASH AND CASH EQUIVALENTS, beginning of year		2,364,353
CASH AND CASH EQUIVALENTS, end of year	$	2,379,220
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest Paid	$	31,517

The accompanying notes are an integral
part of these financial statements.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

GBM INTERNATIONAL, INC. ("International" or the "Company") was incorporated for the purpose of serving as an introducing broker-dealer to its customers and conduct certain investment banking activities. International is a wholly-owned subsidiary of Portfolio Investments, Inc. ("PI"), which is a wholly-owned subsidiary of de "Fideicomiso Invex F/4447": Banco Invex, S.A., I.B.M., Invex Grupo Financiero, como Fiduciario del Fideicomiso F/4447. International is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). International is also registered with the Commodity Futures Trading Commission as an introducing broker and is a member of the National Futures Association. International executes securities trades for customers as a principal and agent, futures trades as agent, and trades securities for its own account. All customer securities and futures transactions are cleared on a fully disclosed basis through unaffiliated broker-dealers. Accordingly, International does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Cash and cash equivalents

For the purposes of the statement of cash flows, International considers cash and highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents.

Deposits held by clearing brokers

During the year ended December 31, 2025, International maintained a Securities Clearing Agreement with Pershing LLC ("Pershing"). Pursuant to the terms of the Agreement, International is required to maintain a certain level of cash or eligible securities on deposit at the clearing firm. At December 31, 2025, International was required to have a cash deposit of $250,000 at Pershing. Should Pershing suffer a loss due to a failure of a customer of International to complete a transaction, International is required to indemnify the applicable clearing firm to the extent of any such loss. At December 31, 2025 there were no such amounts owed to the clearing firm nor did International incur any such loss during the year ended December 31, 2025.

International maintained a similar Agreement with R.J. O'Brien ("RJO") to provide clearing services for International's futures trading activities. The amount of the cash deposit maintained by International at RJO at December 31, 2025 was $10,000. International is required to indemnify RJO to the extent of any loss incurred by RJO due to a failure of a customer of International to complete a transaction.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

At December 31, 2025 there were no such amounts owed to RJO nor did International incur any such loss during the year ended December 31, 2025.

At December 31, 2025, International maintained cash of $1,431 and a Treasury bill of $260,105 in the clearing deposit account of Pershing and $10,000 with RJO, respectively.

Receivable from nonaffiliated brokers and dealers

Receivables from brokers, dealers, and clearing organizations may include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits, and commissions receivable. Receivables at January 1, 2025 were $70,088.

Securities transactions

Securities owned and securities sold, not yet purchased are valued at market value. Unrealized gain or loss from marking securities owned and securities sold, not yet purchased to market value is included in income under other income.

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities and derivatives are computed using the first-in, first-out method.

Property and equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful lives of the related assets ranging from 5-7 years. Leasehold improvements are depreciated over the remaining useful life of the lease. Maintenance and repairs are charged to operations as incurred.

Income taxes

Effective January 1, 2025, the Company adopted Accounting Standards Update (ASU) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, ASU 2023-09 requires enhanced disclosures regarding income taxes, including disaggregated information about income (or loss) from continuing domestic and foreign sources, and income tax expense (or benefit) by federal, state, and foreign jurisdictions. The ASU also requires a more-detailed reconciliation of the statutory federal income tax rate of the effective tax rate, with reconciling items presented in specified categories and additional qualitative information for significant items.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Further, the ASU requires disclosure of income taxes paid (net of refunds received) disaggregated by jurisdiction. The Company adopted the standard as required for its fiscal year beginning January 1, 2025. The adoption of ASU 2023-09 did not have an impact on the Company's financial position or results of operations, but resulted in enhanced income tax disclosures. International's revenue and expenses are included in the consolidated Federal income tax return filed by PI. International's tax calculations are made as if International prepared a separate income tax return. Additionally, International may record a tax benefit, if such benefit can be utilized by PI in its consolidated return. International is also subject to certain state income taxes.

International uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in International's financial statements or would have been recognized in PI's consolidated tax return.

In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. International provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are likely to be realized.

International's deferred tax asset represents the tax effects of taxable temporary differences in the book and tax reporting. The taxable temporary differences consist of unrealized gains (losses) on securities, depreciation methods and lives, and accounting treatment of leases.

International is subject to the Texas Gross Margin Tax. The Texas Gross Margin Tax generally is calculated as one percent of gross margin, as defined, and was ($131) for the year ended December 31, 2025.

Foreign currency transactions

As an agent, in the normal course of business, International enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in the period and are included in the caption other income. There was no net material realized and unrealized foreign currency losses recorded in 2025. For the purposes of reporting cash flows, International has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties

Securities owned and securities sold, not yet purchased which are recorded at fair value have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of securities owned could have a significant impact on International's results of operations for any particular year.

NOTE 2:   REVENUE RECOGNITION

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commission Revenue

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value or fixed fee at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

In addition, the Company has a revenue sharing for their clients' purchases and sales of GBM Mexico funds, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

NOTE 2:   REVENUE RECOGNITION (*Continued*)

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. GBM Mexico assists the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The following table presents our sales-based and trailing commission revenues disaggregated by product category:

		Twelve Months Ended December 31, 2025
Sales based		
Wire fees and foreign exchange	$	412,233
Options		463,347
Equities		1,703,909
Fixed Income		3,602,388
Total sales-based revenue	$	6,181,877
Trailing		
12b-1 fees		
Total trailing revenue	$	977,781
Total Commission revenue		977,781
	$	7,159,658

Other income is generated by interest income from margin accounts, non-purpose loan accounts, firm account revenue, annual fees charged to customers and gains and losses on firm investments.

NOTE 3:   TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

Occasionally, International enters into securities transactions in Mexico which are cleared by GBM Mexico, an affiliated securities dealer domiciled in and regulated by the Comisión Nacional Bancaria y de Valores ("CNBV"). However, there were no such transactions entered into during 2025. Additionally, International executes orders, either as principal or agent, on behalf of GBM Mexico and earns prime brokerage fees from GBM Mexico. Commission, dealer income, and prime brokerage fees earned from GBM Mexico during the year ended December 31, 2025 was $1,274,695.

NOTE 3:   TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES (Continued)

Commissions and fees receivable from GBM Mexico at December 31, 2025 was $111,468. GBM Mexico also charges International for overhead costs.

During the year ended December 31, 2025, International paid for accounting and administrative services to GBM Mexico of $180,000, under the terms of the administrative services agreement.

Furthermore, International from time to time may enter into transactions with affiliates in the normal course of business which are recorded as receivable from or payable to affiliates. As of December 31, 2025, there was a $74,010 net payable to affiliates, the majority of which arose as result of tax consequences of being a subsidiary of a consolidated group that files a consolidated federal income tax return.

From time-to-time advances are made to employees by International. At December 31, 2025, a total of $21,000 of employee receivables remained outstanding.

NOTE 4:   NET CAPITAL REQUIREMENTS

International is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

International is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17). At December 31, 2025, International had net capital, as defined, of $7,777,770 which was $7,677,770 in excess of the required minimum net capital of $100,000. International's ratio of aggregate indebtedness was 0.15 to 1.0 at December 31, 2025. International is currently in compliance with these requirements.

Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

International is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Supplemental Schedule I.

NOTE 5:   FAIR VALUE OF INVESTMENTS

The Company adopted FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements", for all financial assets and liabilities. ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at

NOTE 5:   FAIR VALUE OF INVESTMENTS (Continued)

fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1:   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3:   Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets are classified based on the lowest level of input that is significant to the fair value measurement. International's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value.

Treasury Bills: Valued at the closing price reported on the active market on which the individual securities are traded.

Mexican Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

NOTE 5:   FAIR VALUE OF INVESTMENTS (Continued)

The following table summarizes the valuation of International's financial instruments by ASC 820-10 pricing levels as of December 31, 2025:

	Quoted Prices n Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2025
U.S. T-bill	$ 5,985,091	$ -	$ -	$ 5,985,091
Mexican. Securities				
Corporate Stock	$ 857,588	$ -	$ -	$ 857,588
Total	$ 6,842,679	$ -	$ -	$ 6,842,679

The maturity date of the last T-bill is December 2026. There were no transfers between levels during the year ended December 31, 2025.

NOTE 6:   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2025:

	Estimated Useful Life	
Office Equipment	5 Years	152,597
Vehicles	5 Years	20,441
Leasehold Improvements	Lease term	85,813
Subtotal:		258,851
Less: Accumulated Depreciation		(246,254)
Property and Equipment, net		$12,597

NOTE 7:   INCOME TAXES

As of December 31, 2025, the Company's provision for income taxes was as follows:

Federal Provision (Benefit)		
Current	$	357,000
Deferred		(5,570)
		351,430
State Provision - Texas		
Current		(131)
Total Provision for Income Taxes	$	351,299

NOTE 7:   INCOME TAXES (Continued)

For the year ended December 31,2025, the Company paid income taxes (net of refunds received) as follows:

	Federal U.S.	Texas	Total
Taxes Paid	$0	$0	$0

The following table reconciles the U.S. federal statutory income tax rate to the Company's effective income tax rate for the year ended December 31, 2025

Reconciling Item	Percentage	Amount
U.S. federal statutory income tax rate	21%	$344,975
Texas state tax, net of federal effect	.03%	$533
Nondeductible items (M&E, Parking)	.35%	$5,791
Effective Income tax rate/expense	21.38%	$351,299

The Company did not have unrecognized tax benefits as of December 31, 2025 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2025, the Company has not accrued interest or penalties related to uncertain tax positions. The Company's U.S. federal and state income tax returns are open to audit under the statute of limitations for the years ending December 31, 2022 and beyond.

NOTE 8:   COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company recognizes a ROU asset and a corresponding lease liability based on the present value of the future lease payments over the lease term at the commencement date.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. For determining the present value of lease payments, we use the discount rate

NOTE 8:   COMMITMENTS AND CONTINGENCIES (Continued)

implicit in the lease when readily determinable. As most of the Company's leases do not provide an implicit rate, we use an incremental borrowing rate in determining the present value of lease payments that approximates the rate of interest we would have to pay to borrow on a collateralized basis over a similar term.

The ROU measurement was calculated using the fixed scheduled rent payments up to the maturity date of October 2032. The agreement does contain variable rent payments composed of common area maintenance ("CAM"), insurance and utilities. The Company did not elect the practical expedient in ASU 2018-16 and therefore, was able to separate CAM fees as non-lease component. CAM fees are adjusted annually based on the company's pro-rata share of the lessor's expenses to maintain the building. Because the adjustment is not based on an index or market rate, the Company did not include the CAM expenses in its ROU calculation.

The lease agreement does not contain any material residual value guarantees, renewal options or material restrictive covenants.

The Company determines if an agreement is a lease at inception. A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment (an identified asset) for a period of time in exchange for consideration.

The Company did not recognize ROU assets and lease liabilities for short-term leases and instead records them in a manner similar to operating leases under ASC 840, Leases, lease accounting guidelines. A short-term lease is one with a maximum lease term of 12 months or less and does not include a purchase option or renewal option the lessee is reasonably certain to exercise.

Lease Expense

The following table presents the lease expenses as of December 31, 2025:

Operating lease expense	$	79,915
Short-term lease expense		0
Total lease expense	$	79,915

NOTE 8:   COMMITMENTS AND CONTINGENCIES (Continued)

Other Information

The following table presents supplemental cash flow information and the weighted average rate and term for the operating lease:

Cash paid for amounts included in measurement of the lease liability:	
Operating cash flows from the operating lease	$89,576
ROU asset obtained in exchange for the operating lease liability	$226,720
Weighted-average remaining lease term (years)	5.74
Weighted-average discount rate	4.63%

Maturities

The maturity of the lease liability on an undiscounted cash flow basis and a reconciliation to the operating lease liability recognized on the statement of financial condition as of December 31, 2025:

2026	70,797
2027	33,392
2028	37,237
2029	38,046
2030	38,856
Thereafter	73,395
Total lease payments	291,723
Less: interest	(18,743)
Present value of the lease liability	272,981

Current portion of lease obligation	$ 55,546
Long-term lease obligation	217,435
Total operating lease liability	$272,981

Security Transactions

International executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, International may be required

NOTE 8:   COMMITMENTS AND CONTINGENCIES (Continued)

to discharge the obligation of the nonperforming party. In such circumstances, International may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction. International does not expect nonperformance by customers or counterparties.

International clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between International and the clearing brokers, the clearing brokers have the right to charge International for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge International has no maximum amount and applies to all trades executed through the clearing broker, International believes there is no maximum amount assignable to this right. As of December 31, 2025, International has no recorded liabilities with regard to the right. During 2025, International did not pay the clearing brokers any amounts related to these guarantees. International's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, International has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Other

During the normal course of business, International enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. International's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against International that have not yet occurred. However, based on experience, International expects the risk of loss to be remote.

General Loss Contingency

The Company, as a normal course of business, has unasserted and asserted claims as a result of lawsuits and regulatory investigations. In accordance with ASC 450-20-25, management evaluates these claims including consultation with legal counsel to determine if the ultimate outcome and monetary obligations are remote or reasonably possible, or probable and estimable. Based on management's evaluation of the claim, the Company will record an accrual of the estimated liability for probable unfavorable outcomes or no accrual for remote or reasonably possible claims.

NOTE 9:   CONCENTRATIONS

A portion of International's trading activities, as an agent; involve securities of companies domiciled in Mexico and South America. Consequently, the ability of International to maintain appropriate levels of trading activity in Mexican and South American securities and the value of such securities outstanding is impacted by economic and business conditions in Mexico and South America. For the year ended December 31, 2025, revenue from no customers represented more than 10% of International's commission. Any concentration risk is mitigated through International's client's risk procedures.

NOTE 10:   401(K) PLAN

The Company maintains a 401(k) plan for employees. The 401(k) Plan does not require a mandatory employer contribution but does provide for a discretionary employer contribution. Employer contributions were $55,500 for the year ended December 31, 2025.

NOTE 11:   SEGMENT REPORTING

The Company operates as a single operating segment. The Company has identified its Managing Partner as the chief operating decision maker ("CODM"). The CODM uses the Company's total revenues and net income, as reported in the statement of income, as well as excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The CODM evaluates the Company's financial performance and allocates resources on an entity-wide basis, and the Company does not manage its operations or allocate resources based on differences in products, services, or geographic regions. As such, the Company has determined that it has one reportable segment in accordance with ASC 280, *Segment Reporting*. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies and all expense categories on the statement of income are significant and there are no other significant segment expenses that would require disclosure.

NOTE 12:   SUBSEQUENT EVENTS

Subsequent events were evaluated through March 26, 2026 which is the date the financial statements were available to be issued, and noted no significant subsequent events.



SUPPLEMENTAL INFORMATION

GBM INTERNATIONAL, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2025

Net capital:		
Total stockholder's equity	$	8,471,305
Reductions and charges:		
Nonallowable assets:		
Property and equipment, net		12,597
Receivables from non-affiliates, affiliates and employees		266,294
Other assets		103,488
Total nonallowable assets and charges, net		382,379
Net capital before haircuts on security positions		8,088,926
Haircuts on security positions		311,156
Net capital		7,777,770
Aggregate indebtedness		1,134,024
Percent of aggregate indebtedness to net capital		15%
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6 2/3% of		
aggregate indebtedness or $100,000)	$	100,000
Excess net capital	$	7,677,770

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

Reconciliation of net capital to unaudited FOCUS

There is a difference of $125,572 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule	$	7,652,198
Adjustments:		
Final tax and expense accrual adjustments		123,716
Haircuts		1,856
Net capital per audited schedule	$	7,777,770

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because GBM International, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2025 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2025.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GBM International, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GBM International, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which GBM international, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) GBM International, Inc. stated that GBM International, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. GBM International, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GBM International, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB

EEPB

Houston, Texas

March 26, 2026

GBM INTERNATIONAL

January 12, 2026

Exemption Report

GBM International Inc.'s Assertions

On behalf of GBM International, Inc., I attest that to the best of my knowledge:

1. GBM International, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions of section (k)(2)(ii) throughout the year ending December 31st, 2025;

2. GBM International, Inc. met the identified exemption provision in SEC Rule 15c3-3 (k)(2)(ii) throughout the year ending December 31st, 2025 without exception.

Jose Macouzet
President and CEO

2700 Post Oak Blvd. Suite 1110 Houston Texas 77056